Notice of Filing Made Under Incorrect CIK

On August 20, 2010, a filing on Schedule 13D/A, accession number: 0000898822-10-000535, was inadvertently submitted under the incorrect CIK as a filing made by Sears Holdings Corporation.  This filing should be disregarded.

The filing was subsequently correctly filed under the correct CIK, accession number: 0000898822-10-000537, as a filing for ESL Partners, L.P.